

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

Via E-mail
Mr. Marcelo Fischer
Senior Vice President - Finance
IDT Corporation
520 Broad Street
Newark, NJ 07102

    Re: **IDT Corporation**
              Form 10-K for the Fiscal Year Ended July 31, 2012
              Filed October 15, 2012
              File No. 001-16371

Dear Mr. Fischer:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2012

Consolidated Balance Sheets, page F-3

1.   We note that accrued expenses are significant to your balance sheet. As such, in future filings please provide footnote detailing this balance, including discussion of significant accruals not discussed elsewhere in your filing.

Consolidated Statements of Income, page F-4

2.　　We note that you present a gross profit measure that excludes depreciation and amortization expense.   If your cost of revenues exclude depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB 11B (ASC 225-10-S99-8). In future filings, please revise your presentation to reclassify the applicable depreciation to "cost of revenues" or remove the caption "gross profit" and indicate the amount of applicable depreciation that is excluded from "cost of revenues." Also, revise related disclosures in the MD&A and the quarterly results accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Dean Suehiro, Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director